UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 23 February 2018

ASX RELEASE

23 FEBRUARY 2018

KAZIA RECEIVES FDA ORPHAN DESIGNATION FOR GDC-0084

Sydney, 23 February 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce that the United States Food and Drug Administration (FDA) has granted Orphan Drug Designation (ODD) to Kazia’s investigational new drug, GDC-0084, for the treatment of glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. The company received written notification from FDA on Friday 23rd February 2018.

Key Points

•	Orphan Drug Designation (ODD) is a special status accorded to drugs which are considered promising potential treatments for rare (‘orphan’) diseases, generally defined as those which affect less than 200,000 cases per annum in the United States

•	ODD can provide drug developers with up to seven years of Orphan Drug Exclusivity (ODE), extending the effective life of a commercial product. It also provides opportunities for grant funding, protocol assistance, and financial benefits, such as a waiver of New Drug Application fees, and tax credits

•	Licensed from Genentech in October 2016, GDC-0084 is due to commence a phase II clinical trial in glioblastoma in late March or early April of 2018

Glioblastoma multiforme (GBM) is an area of significant unmet medical need. More than 130,000 patients are diagnosed worldwide each year, and the prognosis remains poor, with median survival of 12-15 months on best available care. Existing drug treatments are largely ineffective in almost two-thirds of patients, and there remains an urgent need for new therapies.

GDC-0084 was licensed from Genentech in late 2016, after demonstrating favourable results in a phase I study of 47 patients with advanced brain cancer. Kazia intends to shortly commence an international phase II clinical study to provide definitive evidence of clinical efficacy. This phase II study will initially be conducted predominantly at leading centres in the United States, and is anticipated to provide an initial data read-out in early calendar 2019.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Kazia CEO, Dr James Garner, commented, “we are very pleased to have successfully completed this important regulatory step in the development of GDC-0084. We share FDA’s recognition of the need for new treatments in this very challenging disease, and we believe that GDC-0084 has great promise as a potential new therapy. We anticipate an imminent start of the phase II clinical study, and look forward to working closely with the participating clinicians.”

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 is due to enter a phase II clinical trial in late March or early April of 2018. Initial data is expected in early calendar 2019.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the first half of calendar 2018.

For more information, please visit www.kaziatherapeutics.com.